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SUB-ITEM 77C: Submission of Matters to a Vote of Security Holders
The special meeting (the Meeting) of shareholders of Credit Suisse Asset Management Income Fund, Inc. (the "Fund") was held on August 10, 2004 to vote on the following matters:

	(1) To approve an investment sub-advisory agreement among the Fund, Credit Suisse Asset Management, LLC ("CSAM"), the investment adviser to the Fund, and CSAM's United Kingdom affiliate, Credit Suisse Asset Management Limited.

   Voted For	    Voted Against	 Abstained
 40,170,331.575     944,324.7977	532,956.1391


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